

Exhibit 99.1







First-Quarter 2023 Earnings Presentation
May 9, 2023

Important Disclaimers



Forward-Looking Statements

This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "may," "will," "expect," "anticipate," "continue," "estimate," "project," "believe," "plan," "should," "could," "would," "forecast," "seek," "target," "predict," and "potential," the negative of these terms, or other comparable terminology. Projected financial information, including our guidance outlook, are forward-looking statements. Forward-looking statements may also include statements about the Company's goals, business strategy and plans; the Company's financial strategy, liquidity and capital required for its business strategy and plans; the Company's competition and government regulations; general economic conditions; and the Company's future operating results. These forward-looking statements are based on information available as of the date of this presentation, and current expectations, forecasts and assumptions. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that the Company anticipates. Accordingly, forward-looking statements should not be relied upon as representing the Company's views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Readers are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to risks and uncertainties (many of which are beyond our control) that could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, general economic and business risks, such as downturns in customers' business cycles and recessionary economic cycles, changes in customers' inventory levels and the availability of funding for their working capital, disruptions in capital and credit markets, inflationary cost pressures and rising interest rates, the Company's ability to adequately address downward pricing and other competitive pressures, the Company's insurance or claims expense, driver shortages and increases in driver compensation or owner-operator contracted rates, fluctuations in the price or availability of diesel fuel, increased prices for, or decreases in the availability of, new revenue equipment and decreases in the value of used revenue equipment, supply chain disruptions and constraints generally, seasonality and the impact of weather and other catastrophic events, the Company's ability to secure the services of third-party capacity providers on competitive terms, loss of key personnel, a failure of the Company's information systems, including disruptions or failures of services essential to our operations or upon which our information technology platforms rely, data or other security breach, or cybersecurity incidents, the Company's ability to execute and realize all of the expected benefits of its integration, business improvement and comprehensive restructuring plans, the Company's ability to realize all of the intended benefits from acquisitions or investments, the Company's ability to complete divestitures successfully, the Company's ability to generate sufficient cash to service all of the Company's indebtedness and the Company's ability to finance its capital requirements, changes in existing laws or regulations, including environmental and worker health safety laws and regulations and those relating to tax rates or taxes in general, the impact of governmental regulations and other governmental actions related to the Company and its operations, and litigation and governmental proceedings. Additional risks or uncertainties that are not currently known to us, that we currently deem to be immaterial, or that could apply to any company could also materially adversely affect our business, financial condition, or future results. For additional information regarding known material factors that could cause our actual results to differ from those expressed in forward-looking statements, please see Daseke's filings with the Securities and Exchange Commission, available at www.sec.gov, including Daseke's most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, particularly the section titled "Risk Factors".

Non-GAAP Financial Measures

This presentation includes non-GAAP financial measures for the Company and its reporting segments, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Operating Income, Adjusted Net Income (Loss), Adjusted EPS, Adjusted Operating Ratio, Free Cash Flow, and Adjusted Return on Equity. Please note that the non-GAAP measures included herein are not a substitute for, or more meaningful than, net income (loss), EPS, cash flows from operating activities, operating income or any other measure prescribed by GAAP, and there are limitations to using non-GAAP measures. Certain items excluded from these non-GAAP measures are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital, tax structure and the historic costs of depreciable assets. Also, other companies in Daseke's industry may define these non-GAAP measures differently than Daseke does, and as a result, it may be difficult to use these non-GAAP measures to compare the performance of those companies to Daseke's performance. Because of these limitations, these non-GAAP measures should not be considered a measure of the income generated by Daseke's business or discretionary cash available to it to invest in the growth of its business. Daseke's management compensates for these limitations by relying primarily on Daseke's GAAP results and using these non-GAAP measures supplementally. You can find the reconciliation of these non-GAAP measures to the nearest comparable GAAP measures in the Appendix.

In the non-GAAP measures discussed below, management refers to certain material items that management believes do not reflect the Company's core operating performance, which management believes represents its performance in the ordinary, ongoing and customary course of its operations. Management views the Company's core operating performance as its operating results excluding the impact of items including, but not limited to, stock-based compensation, impairments, amortization of intangible assets, restructuring and business transformation costs, severance, and all income and expenses related to the Aveda Transportation and Energy Services ("Aveda") business. Management believes excluding these items enables investors to evaluate more clearly and consistently the Company's core operating performance in the same manner that management evaluates its core operating performance. Although we ceased generating revenues from our Aveda business and completed the wind-down of our Aveda operations in 2020, we continued to recognize certain income and expenses from our Aveda business in 2021, 2022, and 2023. Such income and expenses relate primarily to, but is not limited to, workers compensation claims and insurance proceeds. The impact of the Aveda business is not material or meaningful to a discussion of the Company's operating results or financial condition. Accordingly, the income and expenses from the Aveda business are considered as items that management believes do not reflect core operating performance. Such income and expenses can be identified in the non-GAAP reconciliations under the adjustment called "Aveda expenses, net" and "Aveda operating expenses, net".

We have not reconciled non-GAAP forward-looking measures to their corresponding GAAP measures because certain items that impact these measures are unavailable or cannot be reasonably predicted without unreasonable efforts. In particular, we have not reconciled our expectations as to forward-looking Adjusted EBITDA to net income due to the difficulty in making an accurate projection as to stock-based compensation expense. Stock-based compensation expense is affected by future hiring, turnover, and retention needs, as well as the future fair market value of our common stock and performance stock units. In addition, many of our performance stock units are classified as liabilities which vest upon the achievement of specific performance-based conditions related to the Company's financial performance over a three-year period, modified based on the Company's Relative Total Shareholder Return, all of which is difficult to predict and require quarterly adjustments to their fair value performed by outside specialists. The actual amount of the excluded stock-based compensation expense will have a significant impact on our GAAP net income; accordingly, a reconciliation of forward-looking Adjusted EBITDA to net income is not available without unreasonable efforts.

Daseke defines:

Adjusted EBITDA as net income (loss) plus (i) depreciation and amortization, (ii) interest, (iii) income taxes, and (iv) other material items that management believes do not reflect our core operating performance. **Adjusted EBITDA Margin** as Adjusted EBITDA as a percentage of net revenue. Previously, the Company defined Adjusted EBITDA margin as Adjusted EBITDA divided by total revenue. However, the Company revised the definition in order to remove the impact of fuel surcharge revenues, which is often volatile and eliminating the impact of this source of revenue affords a more consistent basis for comparing Adjusted EBITDA margin between periods. The comparative period was also adjusted based on the revised definition. See following tables for net income (loss) margin and Adjusted EBITDA margin for the three and twelve months ended December 31, 2022 using the revised definition.

Adjusted Operating Income (Loss) as total revenue less Adjusted Operating Expenses. **Adjusted Operating Expenses** as total operating expenses less: material items that management believes do not reflect our core operating performance. **Adjusted Operating Ratio** as Adjusted Operating Expenses, as a percentage of net revenue. Previously, the Company defined Adjusted OR as Adjusted operating expenses as a percentage of total revenue. However, the Company revised the definition in order to remove the impact of fuel surcharge revenues, which is often volatile and eliminating the impact of this source of revenue affords a more consistent basis for comparing Adjusted OR between periods. The comparative period was also adjusted based on the revised definition. See following tables for Adjusted OR for the three and twelve months ended December 31, 2022 using the revised definition.

Adjusted Net Income (Loss) net income (loss) adjusted for material items that management believes do not reflect our core operating performance. **Adjusted EPS** as Adjusted Net Income (Loss) available to common stockholders divided by the weighted average number of shares of common stock outstanding during the period under the two-class method.

Adjusted Return on Equity

Adjusted Net Income available to common shareholders / DSKE closing stock price x common stock shares issued and outstanding at end of each time period.

Free Cash Flow as net cash provided by operating activities less purchases of property and equipment, plus proceeds from sale of property and equipment as such amounts are shown on the face of the Statements of Cash Flows.

Free Cash Flow Yield

Free Cash Flow divided by market value of equity, as defined as DSKE closing stock price multiplied by common stock shares issued and outstanding as of March 31, 2023

Miles per tractor is total number of company and owner-operator miles driven in the period divided by the average number of company and owner operator tractors in the period.

Net Revenue as revenue less fuel surcharges.

Rate per mile is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by total number of company and owner-operator miles driven in the period.

Revenue per Tractor is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by the average number of tractors in the period, including owner-operator tractors.

Industry and Market Data

This presentation includes market data and other statistical information from third party sources, including independent industry publications, government publications and other published independent sources. Although Daseke believes these third-party sources are reliable as of their respective dates, Daseke has not independently verified the accuracy or completeness of this information.

Premier North American Transportation Solutions Specialist





Defensible Business Moat

Focus on highly complex logistics services

Expert in **complex hauls**, and **high-value** or **over-dimensional loads**

Highly trained drivers and comprehensive portfolio of **specialized equipment** required to safely deliver atypical industrial cargo

Extensive coordination around licensing, hauling permits, local officials, and escort vehicles

Strategic relevance and market share

Thoughtful, disciplined approach to business improvement and **cross-platform optimization**

Actionable M&A pipeline focused on specialized targets and incremental service offerings

Daseke, Inc. (Nasdaq: DSKE)

Key stats as of March 31, 2023[1]

$1.75 B Revenue	$232.0 MM Adj. EBITDA	2,796 Company drivers	2,907 Company-operated tractors	2,066 Owner-operator drivers	1,907 Owner-operated tractors

[1] Revenue and Adjusted EBITDA for the trailing twelve months ended March 31, 2023. Tractor and driver counts are monthly averages for the trailing twelve months ended March 31, 2023. Owner-operator includes lease/purchase.

Unrivaled Specialized Carrier with Nationwide Scale



The Largest Specialized & Flatbed Carrier and a Top 25 Truckload Carrier in North America[1]



BIGFREIGHT Systems Inc.
SPD SMOKEY POINT DIST.
Wylie
Central Oregon Truck Company
TSH
ROADMASTER GROUP
HORNADY TRANSPORTATION LLC
LONE STAR TRANSPORTATION, LLC
BULLDOG HIWAY EXPRESS
BOYD BROS. TRANSPORTATION

- More than **1,000 combined years** of operating history
- **Nationwide network** of open-deck routes across the United States, with reach into Canada and Mexico
- Diverse offering of transportation and logistics solutions to over **4,000 customers** through a complementary mix of **company-owned** and **asset-light** capabilities
- **Top 20** customers in FY22 represented ~**38%** of revenue and averaged **20+** year relationship; **Top 20 investment grade** customers contributed **~38%** of FY22 revenue
- Category leader in **more than a dozen** specialized, industrial end markets

[1] Transport Topics Top 100 For-Hire Carriers 2021 Rank. Commercial Carrier Journal Top 250, 2022 Rank (Flatbed/Specialized/Heavy Haul)

1Q23 Highlights



> **Asset-right strategy working as designed**

- Directed loads to company-owned fleet and grew loads by **4.1%** to counterbalance decelerating freight-market demand
- Company miles increased in both segments, with total miles driven 97.2 million, a 0.6% increase
- Specialized revenue increased 1.8% to $230.7 million, representing 58% of total company revenue

> **Spotlight on Our Operations**

- Added **15%** to both company drivers and tractor fleet versus prior-year quarter
- Averaged **1 million miles per day**
- **Recognition of excellence**
    - **Boyd**
        - Home Depot Carrier of the Year
        - Alabama Trucking Association's Safety Professional of the Year recognizes Boyd's VP of Safety
        - Driver of the Year Runner-Up, Boyd Driver
    - **Central Oregon Trucking Company**
        - Best Fleets to Drive For – Hall of Fame

1Q23 Net Revenue: Asset-Right



54% Asset-light

1Q22 Net Revenue: Asset-Right



59% Asset-light





Significant Improvement in Earnings Profile



1 **Rolling 4 Quarter Adjusted Diluted EPS**



2 **Adjusted EBITDA & Adjusted Operating Income Margin Comparison**



3 **Adjusted Return on Equity[3]**



1 **~250% growth** in TTM Adjusted Diluted EPS since 3Q20

2 Solid Adjusted Operating Income margin improvement from 2019 thru 2021 with stable performance in recent quarters, including a challenging 1Q23 environment

3 Adjusted Return on Equity reflects initial phases of leveraging the operational scale of our business

Investor Presentation
May 2023

[1] Assumes the Series B-1 redemption occurred on January 1, 2022 and the $50.0 million term loan prepayment occurred on December 31, 2022 [2] Assumes the Founder's Repurchase occurred on January 1, 2022 and assumes Series B-2 dividend payments occurred through the entire period [3] Adjusted Return on Equity defined as: Adjusted Net Income available to common shareholders / DSKE closing stock price x common stock shares issued and outstanding at end of each time period.

Capital Allocation Actions Subsequent to 1Q23



Immediate Accretion to Shareholders

- **Reduced $50.0MM** of total term loan balance **using cash on hand**
  - February 2023, **committed to reduction in financial leverage, established** long-term gross leverage[1] target range of 1.5x to 2.0x, for ongoing operations
  - Improved pro forma gross leverage to 2.67x[2]
- **Redeemed all Series B-1 shares** that received a 13% cash dividend
  - Used $20.3MM of cash on hand
  - Eliminated $2.6MM of annual dividend payments
    - ❖ **These combined actions improved 1Q23, pro forma adjusted EPS by $0.03**

Significant Pro Forma Liquidity

($ in millions)



■ Revolving Credit Availability ■ Cash & Equivalents

Compelling 39% Free Cash Flow Yield[3]

- Unique model captures strong free cash flow through market fluctuations
- Ability to generate free cash flow across economic cycles

> *We will continue to bolster the strength of our balance sheet, to create a more attractive investment thesis, and to improve value for current and prospective shareholders*

Investor Presentation
May 2023

[1] Gross leverage is defined as total debt as of the end of each quarter divided by trailing four quarter adjusted EBITDA. [2] All figures indicated as total available pro forma liquidity, pro forma total leverage, pro forma total cash and cash equivalents in this presentation give effect to the term loan prepayment as though it had occurred on March 31, 2023. [3] Free Cash Flow Yield calculated for the trailing twelve months ended March 31, 2023.

1st Quarter Consolidated Results



Resilient Model Weathers Volatility Amid Rate Pressure

(comparisons to 1Q22)

- Total Revenue of **$399.8MM**
  - Company-owned revenue increased **$4.3MM** on **9.8% increase** in **company miles** driven
  - Logistics revenue **increased 33%**
  - Deceleration in available freight volumes, primarily asset-light business, where Brokerage revenue declined **$17.6MM**
  - Demand strength in **agriculture and high-security cargo** end markets more than offset by decline in construction end market
- Remain highly focused on driving continued, consistent OR improvement through operational excellence and strategic execution of *One Daseke*
- Adjusted EBITDA of **$46.8MM,** or **13.4%** of Net revenue
- Cash flows from operating activities and Free Cash Flow **both improved over the prior-year period**

Consolidated Financial Results ($ in millions)	1Q23	1Q22	%Change
Total Revenue	$399.8	$421.0	(5.0%)
Net Revenue	$348.3	$375.4	(7.2%)
Adjusted Operating Ratio (OR)	93.4%	92.2%	120 bps
Adjusted EBITDA	$46.8	$49.6	(5.6%)
Adjusted EBITDA % of Net Revenue	13.4%	13.2%	20 bps
Cash flow from operating activities	$31.0	$29.2	6.2%
Free Cash Flow	$33.7	$31.9	5.6%

Consolidated Operational Results[1]	1Q23	1Q22	%Change
Miles per Tractor	19,900	20,918	(4.9%)
Rate per mile	$2.80	$2.96	(5.4%)
Revenue per tractor ($ in thousands)	$55.8	$61.9	(9.9%)

[1] Rate per mile is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by total number of company and owner operator miles driven in the period. Revenue per tractor is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by the average number of tractors in the period, including owner operator tractors.

Specialized Segment 1Q23 Summary Results



1Q23 Financial Summary

(comparisons to 1Q22)

- Revenue growth as **asset-right** strategy captured additional brokerage volumes, and focused execution resulted in **5% increase** in company-miles driven, more than offsetting 1.5% decline in rate

- Revenue growth with strong demand in **agriculture and energy** end markets, plus contribution of an acquisition in 1Q22, partially offset by declines in construction and manufacturing end markets

Specialized Segment Results ($ in millions)	1Q23	1Q22	% Change
Revenue	$230.7	$226.6	1.8%
Net Revenue	$205.1	$204.3	0.4%
Adjusted Operating Ratio (OR)	92.4%	92.4%	0 bps
Adjusted EBITDA	$27.9	$27.3	2.2%
Adjusted EBITDA Margin	13.6%	13.4%	20 bps

Asset-Right Fleet Optimization

1Q23 Net Revenue $205.1MM



1Q22 Net Revenue $204.3MM



Daseke's Historical Specialized Rates[1]



[1] Rate per mile is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by total number of company and owner operator miles driven in the period. Revenue per tractor is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by the average number of tractors in the period, including owner operator tractors.

Flatbed Segment 1Q23 Summary Results



1Q23 Financial Summary

(comparisons to 1Q22)

- Miles were roughly flat with the year-ago period, and pressure on rates resulted in lower rate per mile and revenue per tractor

- Flatbed length of haul increased more than 5.2% in March 2023 compared to March 2022, while deadhead reduced 1.6% over the same timeframe

- Revenue declined, as strength in the **manufacturing** end market was more than offset by a decline in the steel end market

- Revenue decline plus inflation in operations and maintenance and driver compensation resulted in slightly lower Adjusted OR

Flatbed Segment Results ($ in millions, except rate)	1Q23	1Q22	%Change
Revenue	$169.1	$194.4	(13.0%)
Net Revenue	$143.2	$171.1	(16.3%)
Adjusted Operating Ratio	94.8%	91.9%	290 bps
Adjusted EBITDA	$18.9	$22.3	(15.2%)
Adjusted EBITDA Margin	13.2%	13.0%	20 bps

Asset-Right Fleet Maximizes Market Opportunities

1Q23 Net Revenue $169.1MM



Company-owned 31%
Owner-operator 52%
Brokerage & Logistics 17%

69% Asset-light

1Q22 Net Revenue $194.4MM



Company-owned 24%
Owner-operator 51%
Brokerage & Logistics 25%

76% Asset-light

Daseke's Historical Flatbed Rates[1]



$55.4 K $57.0 K $51.4 K $45.6 K $49.0 K

$2.58 $2.72 $2.59 $2.43 $2.34

1Q22   2Q22   3Q22   4Q22   1Q23

Rate per Mile   Revenue per Tractor

[1] Rate per mile is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by total number of company and owner operator miles driven in the period. Revenue per tractor is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by the average number of tractors in the period, including owner operator tractors.

One Daseke: Unlocking the Power of Our Platform



Unifying our business for profitable growth

Best-in-class Support Organization

Expanding into incremental services, geographies, end markets
Bringing our professional driving team actionable insights to outperform
Leverage network to deliver a scalable platform for future growth

Continuous Improvement Mindset

Improve processes using automation and analytics
Share best practices across geographic and functional teams
Leverage the depth of our operating company leadership teams

Cutting-edge Tools

Focus on insights using analytics across the data lake
Broad technological connectivity; tech-enabled solutions
Deliver tools to integrate and enhance driver and customer experiences



Strong Executive Leadership Team With Cross-Cycle Experience





Jonathan Shepko
Director and CEO

- Daseke CEO since 2021. Daseke Board of Directors since 2017

- Daseke Board observer, advisor from 2014

- Prior to Daseke, Managing Partner and Co-founder of EF Capital Management

- Served as Managing Director at both Ares Management and CLG Energy Finance, focused on energy private credit

- Experience at EnCap Investments; Keefe, Bruyette & Woods; and Andersen

- B.B.A from Texas A&M in Finance



Aaron Coley
CFO

- Daseke CFO since November 2022

- Served as CFO at Pilot Thomas Logistics and Jones Companies

- Served in several CFO roles at BG Group

- Experience at FTI Consulting, PwC, and Weaver and Tidwell

- Undergraduate degree from TCU and a postgrad degree from Oxford – Said Business School



Scott Hoppe
Incoming COO

- Daseke incoming COO, starting June 1, 2023

- President of E.W. Wylie for six years prior to appointment as COO

- 24-year career in E.W. Wylie, a premier specialized carrier acquired by Daseke in 2011

- Most recently VP of Sales and Marketing



Soumit Roy
CLO

- Daseke CLO since September 2017

- Served as AGC of Whole Food Markets prior to Daseke

- General Counsel of Expedia

- General Counsel of Hotels.com and counsel at Texas Instruments

- JD and undergraduate degrees from The University of Texas



FINANCIALS

Daseke, Inc. and Subsidiaries

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment, and Net Income (Loss) Margin to Adjusted EBITDA Margin by Segment



(Unaudited)
(Dollars in millions)

	Three Months Ended March 31, 2023		
	Flatbed Solutions	Specialized Solutions	Consolidated
Net income (loss)	$ (1.6)	$ 2.1	$ 0.5
Depreciation and amortization	12.0	13.1	25.1
Interest income	(0.6)	(0.8)	(1.4)
Interest expense	5.3	7.3	12.6
Income tax expense	0.1	0.3	0.4
Stock based compensation	2.0	3.1	5.1
Restructuring charges	0.4	0.6	1.0
Acquisition-related transaction expenses	0.1	0.3	0.4
Business transformation	1.2	1.7	2.9
Severance	—	0.1	0.1
Aveda expenses, net	—	0.1	0.1
Adjusted EBITDA	**$ 18.9**	**$ 27.9**	**$ 46.8**
Total revenue	169.1	230.7	399.8
Net revenue	143.2	205.1	348.3
Net income (loss) margin	(0.9) %	0.9 %	0.1 %
Adjusted EBITDA margin	13.2 %	13.6 %	13.4 %

(Unaudited)
(Dollars in millions)

	Three Months Ended March 31, 2022		
	Flatbed Solutions	Specialized Solutions	Consolidated
Net income	$ 6.8	$ 6.2	$ 13.0
Depreciation and amortization	9.1	12.5	21.6
Interest income	(0.1)	—	(0.1)
Interest expense	3.1	4.0	7.1
Income tax expense	1.7	1.7	3.4
Stock based compensation	1.9	2.3	4.2
Restructuring charges	0.3	0.3	0.6
Acquisition-related transaction expenses	0.6	0.8	1.4
Business transformation	1.0	1.3	2.3
Change in fair value of warrant liability	(2.1)	(2.6)	(4.7)
Aveda expenses, net	—	0.8	0.8
Adjusted EBITDA	**$ 22.3**	**$ 27.3**	**$ 49.6**
Total revenue	194.4	226.6	421.0
Net revenue	171.1	204.3	375.4
Net income margin	3.5 %	2.7 %	3.1 %
Adjusted EBITDA margin	13.0 %	13.4 %	13.2 %

Reconciliation of Revenue to Net Revenue, Operating Ratio to Adjusted Operating Ratio, and Income from Operations to Adjusted Income from Operations



(Unaudited)
(Dollars in millions)

	Three Months Ended March 31,					
	2023	2022	2023	2022	2023	2022
	Consolidated		Flatbed Solutions		Specialized Solutions	
Revenue	$ 399.8	$ 421.0	$ 169.1	$ 194.4	$ 230.7	$ 226.6
Less: Fuel surcharge revenue	(51.5)	(45.6)	(25.9)	(23.3)	(25.6)	(22.3)
Net Revenue	$ 348.3	$ 375.4	$ 143.2	$ 171.1	$ 205.1	$ 204.3
Revenue	$ 399.8	$ 421.0	$ 169.1	$ 194.4	$ 230.7	$ 226.6
Operating expenses	387.9	402.8	165.9	185.0	222.0	217.8
Income from Operations	$ 11.9	$ 18.2	$ 3.2	$ 9.4	$ 8.7	$ 8.8
Operating ratio	97.0%	95.7%	98.1%	95.2%	96.2%	96.1%
Stock based compensation	5.1	4.2	2.0	1.9	3.1	2.3
Acquisition-related transaction expenses	0.4	1.4	0.1	0.6	0.3	0.8
Restructuring charges	1.0	0.6	0.4	0.3	0.6	0.3
Business transformation	2.9	2.3	1.2	1.0	1.7	1.3
Severance	0.1	—	—	—	0.1	—
Amortization of intangible assets	1.5	1.7	0.6	0.7	0.9	1.0
Aveda operating expenses, net	0.1	1.0	—	—	0.1	1.0
Adjusted operating expenses	376.8	391.6	161.6	180.5	215.2	211.1
Adjusted Income from Operations	$ 23.0	$ 29.4	$ 7.5	$ 13.9	$ 15.5	$ 15.5
Net Revenue	$ 348.3	$ 375.4	$ 143.2	$ 171.1	$ 205.1	$ 204.3
Adjusted operating expenses	376.8	391.6	161.6	180.5	215.2	211.1
Less: Fuel surcharge revenue	(51.5)	(45.6)	(25.9)	(23.3)	(25.6)	(22.3)
Adjusted operating expenses, net of fuel surcharge	$ 325.3	$ 346.0	$ 135.7	$ 157.2	$ 189.6	$ 188.8
Adjusted Operating Ratio	93.4%	92.2%	94.8%	91.9%	92.4%	92.4%

Reconciliation of Net Income to Adjusted Net Income and EPS to Adjusted EPS




(Unaudited)

(Dollars in millions, except per share data)


	Three Months Ended March 31,	
	2023	2022
Net income	$ 0.5	$ 13.0
Adjusted for:		
Income tax expense	0.4	3.4
Income before income taxes	0.9	16.4
Add:		
Stock based compensation	5.1	4.2
Restructuring charges	1.0	0.6
Business transformation	2.9	2.3
Severance	0.1	—
Acquisition-related transaction expenses	0.4	1.4
Amortization of intangible assets	1.5	1.7
Change in fair value of warrant liability	—	(4.7)
Aveda expenses, net	0.1	0.8
Adjusted income before income taxes	12.0	22.7
Income tax expense at adjusted effective rate	(3.7)	(5.6)
Adjusted Net Income	$ 8.3	$ 17.1
Net income	$ 0.5	$ 13.0
Less Series A preferred dividends	(1.2)	(1.2)
Less Series B preferred dividends	(1.5)	—
Net income attributable to common stockholders	(2.2)	11.8
Allocation of earnings to non-vested participating restricted stock units	—	(0.1)
Numerator for basic EPS - net income available to common stockholders - two class method	$ (2.2)	$ 11.7
Effect of dilutive securities:		
Add back Series A preferred dividends	$ —	$ —
Add back allocation earnings to participating securities	—	0.1
Reallocation of earnings to participating securities considering potentially dilutive securities	—	(0.1)
Numerator for diluted EPS - net income available to common stockholders - two class method	$ (2.2)	$ 11.7



Reconciliation of EPS to Adjusted EPS (continued)

(Unaudited)
(Dollars in millions, except per share data)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
Adjusted Net Income	$ 8.3	$ 17.1
Less Series A preferred dividends	(1.2)	(1.2)
Less Series B preferred dividends	(1.5)	—
Allocation of earnings to non-vested participating restricted stock units	—	(0.2)
Numerator for basic EPS - adjusted net income available to common stockholders - two class	**$ 5.6**	**$ 15.7**
Effect of dilutive securities:		
Add back Series A preferred dividends	$ —	$ 1.2
Add back allocation earnings to participating securities	—	0.2
Reallocation of earnings to participating securities considering potentially dilutive securities	—	(0.2)
Numerator for diluted EPS - adjusted net income available to common stockholders - two class method	**$ 5.6**	**$ 16.9**
Basic EPS		
EPS	**$ (0.05)**	**$ 0.19**
Adjusted EPS	**$ 0.12**	**$ 0.25**
Diluted EPS		
EPS	**$ (0.05)**	**$ 0.18**
Adjusted EPS	**$ 0.12**	**$ 0.24**
Weighted-average common shares outstanding:		
Basic	**45,143,654**	**62,891,317**
Basic - adjusted	**45,143,654**	**62,891,317**
Diluted	**45,143,654**	**65,433,575**
Diluted - adjusted	**47,722,758**	**71,085,748**

Reconciliation of Pro Forma Net Income to Pro Forma Adjusted Net Income and Pro forma EPS to Pro forma Adjusted EPS



(Unaudited)
(Dollars in millions, except per share data)

	Three Months Ended March 31, 2023
Pro forma Net income	$ 1.1
Adjusted for:	
Pro forma Income tax expense	0.9
Pro forma Income before income taxes	2.0
Add:	
Stock based compensation	5.1
Restructuring charges	1.0
Business transformation	2.9
Severance	0.1
Acquisition-related transaction expenses	0.4
Amortization of intangible assets	1.5
Aveda expenses, net	0.1
Pro forma Adjusted Income before income taxes	13.1
Pro forma income tax expense at adjusted effective rate	(4.0)
Pro forma Adjusted Net Income	$ 9.1
Pro forma net income	$ 1.1
Less Series A preferred dividends	(1.2)
Less Series B preferred dividends	(0.8)
Pro forma net income attributable to common stockholders	(0.9)
Allocation of earnings to non-vested participating restricted stock units	—
Numerator for basic EPS - net income available to common stockholders - two class method (Pro forma)	$ (0.9)
Effect of dilutive securities:	
Add back Series A preferred dividends	$ —
Add back allocation earnings to participating securities	—
Reallocation of earnings to participating securities considering potentially dilutive securities	—
Numerator for diluted EPS - net income available to common stockholders - two class method (Pro forma)	$ (0.9)



Reconciliation of Pro Forma EPS to Pro Forma Adjusted EPS (continued)

(Unaudited)
(Dollars in millions, except per share data)

		Three Months Ended March 31, 2023
Pro forma Adjusted Net Income	$	9.1
Less Series A preferred dividends		(1.2)
Less Series B preferred dividends		(0.8)
Allocation of earnings to non-vested participating restricted stock units		—
Numerator for basic EPS - adjusted net income available to common stockholders - two class method (Pro forma)	**$**	**7.1**
Effect of dilutive securities:		
Add back Series A preferred dividends	$	—
Add back allocation earnings to participating securities		—
Reallocation of earnings to participating securities considering potentially dilutive securities		—
Numerator for diluted EPS - adjusted net income available to common stockholders - two class method (Pro forma)	**$**	**7.1**
Basic EPS - Pro forma		
Pro forma EPS	**$**	**(0.02)**
Pro forma Adjusted EPS	**$**	**0.16**
Diluted EPS - Pro forma		
Pro forma EPS	**$**	**(0.02)**
Pro forma Adjusted EPS	**$**	**0.15**
Weighted-average common shares outstanding (Pro forma):		
Basic		**45,143,654**
Basic - adjusted		**45,143,654**
Diluted		**45,143,654**
Diluted - adjusted		**47,722,758**

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow



(Unaudited)
(In millions)

	Three Months Ended March 31,	
	2023	2022
Net cash provided by operating activities	$ 31.0	$ 29.2
Purchases of property and equipment	(9.3)	(8.8)
Proceeds from sale of property and equipment	12.0	11.5
Free Cash Flow	$ 33.7	$ 31.9

Specialized Solutions Supplemental Information



(Unaudited)

(Dollars in millions, except rate per mile and revenue per tractor)

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023
REVENUE:					
Company freight	$ 114.7	$ 125.2	$ 125.9	$ 117.3	$ 115.4
Owner operator freight	42.1	48.2	48.8	41.6	38.3
Brokerage	37.1	44.2	46.9	40.6	37.2
Logistics	10.4	12.9	12.8	13.6	14.2
Fuel surcharge	22.3	35.7	34.2	29.8	25.6
Total revenue	$ 226.6	$ 266.2	$ 268.6	$ 242.9	$ 230.7
OPERATING STATISTICS:					
Company miles	36.0	37.9	38.2	36.0	37.8
Owner operator miles	10.6	11.0	10.0	9.4	8.7
Total miles (in millions)	46.6	48.9	48.2	45.4	46.5
Rate per mile	$ 3.36	$ 3.55	$ 3.62	$ 3.50	$ 3.31
Revenue per tractor	$ 68,600	$ 74,500	$ 73,300	$ 63,700	$ 62,400
Company owned tractors, average for the quarter	1,801	1,860	1,942	2,047	2,029
Owner operator tractors, average for the quarter	485	467	442	446	434
Total tractors, average for the quarter	2,286	2,327	2,384	2,493	2,463

Flatbed Solutions Supplemental Information



(Unaudited)

(Dollars in millions, except rate per mile and revenue per tractor)

		Q1 2022		Q2 2022		Q3 2022		Q4 2022		Q1 2023
REVENUE:										
Company freight	$	41.3	$	42.7	$	42.7	$	40.6	$	44.9
Owner operator freight		87.7		89.7		81.3		70.6		73.9
Brokerage		41.2		47.6		38.4		25.2		23.4
Logistics		1.0		1.2		1.0		1.0		1.0
Fuel surcharge		23.3		34.0		30.9		27.9		25.9
Total revenue	$	194.5	$	215.2	$	194.3	$	165.3	$	169.1
OPERATING STATISTICS:										
Company miles		15.8		15.7		16.2		16.1		19.1
Owner operator miles		34.2		32.9		31.6		29.7		31.6
Total miles (in millions)		50.0		48.6		47.8		45.8		50.7
Rate per mile	$	2.58	$	2.72	$	2.59	$	2.43	$	2.34
Revenue per tractor	$	55,400	$	57,000	$	51,400	$	45,600	$	49,000
Company owned tractors, average for the quarter		755		751		806		867		901
Owner operator tractors, average for the quarter		1,575		1,572		1,607		1,570		1,522
Total tractors, average for the quarter		2,330		2,323		2,413		2,437		2,423

Reconciliation of Net Income (Loss) to Adjusted EBITDA



(Unaudited)
(Dollars in millions)

	Trailing Twelve Months Ended				
	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	March 31, 2023
Net income (loss)	$ (306.0)	$ 4.1	$ 56.0	$ 50.2	$ 37.7
Depreciation and amortization	146.5	98.3	88.1	92.8	96.3
Interest income	(1.0)	(0.6)	(0.3)	(2.8)	(4.1)
Interest expense	50.4	44.9	32.1	35.4	40.9
Income tax expense (benefit)	(54.6)	(0.2)	26.0	19.6	16.6
Stock based compensation	3.8	6.0	8.6	11.5	12.4
Impairment	312.8	15.4	—	9.4	9.4
Restructuring charges	8.5	9.5	0.3	2.4	2.8
Business transformation	9.6	8.9	2.9	10.6	11.1
Impaired lease termination	—	(2.5)	1.2	—	—
Severance	—	3.6	2.0	4.7	4.8
Acquisition-related transaction expenses	—	—	0.2	3.8	2.8
Change in fair value of warrant liability	(1.4)	2.1	(1.6)	(4.7)	—
Arbitrated decrease in contingent consideration	—	(13.7)	—	—	—
Write-off of deferred financing fees	2.3	—	1.4	—	—
Third party debt refinancing charges	—	—	2.3	—	—
Aveda (income) expenses, net	(15.3)	2.9	3.9	2.0	1.3
Adjusted EBITDA	$ 155.6	$ 178.7	$ 223.1	$ 234.9	$ 232.0

Reconciliation of Operating Income (Loss) to Adjusted Operating Income



(Unaudited)
(Dollars in millions)

	Trailing Twelve Months Ended				
	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	March 31, 2023
Revenue	$ 1,737.0	$ 1,454.1	$ 1,556.8	$ 1,773.3	$ 1,752.1
Operating expenses	2,049.1	1,418.7	1,444.0	1,674.9	1,660.0
Operating income (loss)	$ (312.1)	$ 35.4	$ 112.8	$ 98.4	$ 92.1
Stock based compensation	3.8	6.0	8.6	11.5	12.4
Impairment	312.8	15.4	—	9.4	9.4
Restructuring charges	8.5	9.5	0.3	2.4	2.8
Business transformation	9.6	8.9	3.1	10.6	11.2
Impaired lease termination	—	(2.5)	1.2	—	—
Severance	—	3.6	2.0	4.7	4.8
Acquisition-related transaction expenses	—	—	—	3.8	2.8
Amortization of intangible assets	14.3	7.2	6.9	6.9	6.7
Net impact of step-up in basis of acquired assets	18.1	—	—	—	—
Third party debt refinancing charges	—	—	2.3	—	—
Aveda operating expenses	0.7	5.9	3.9	1.1	0.2
Adjusted operating expenses	1,681.3	1,364.7	1,415.7	1,624.5	1,609.7
Adjusted Operating Income	$ 55.7	$ 89.4	$ 141.1	$ 148.8	$ 142.4

Reconciliation of Operating Income (Loss) % of Net Income (Loss) to Adjusted Operating Income % of Adjusted EBITDA



(Unaudited)

(Dollars in millions)

	Trailing Twelve Months Ended				
	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	March 31, 2023
Operating income (loss)	$ (312.1)	$ 35.4	$ 112.8	$ 98.4	$ 92.1
Net income (loss)	(306.0)	4.1	56.0	50.2	37.7
Operating income (loss) % of Net income (loss)	102.0 %	863.4 %	201.4 %	196.0 %	244.3 %
Adjusted Operating Income [1]	$ 55.7	$ 89.4	$ 141.1	$ 148.8	$ 142.4
Adjusted EBITDA [2]	155.6	178.7	223.1	234.9	232.0
Adjusted Operating Income % of Adjusted EBITDA	35.8 %	50.0 %	63.2 %	63.3 %	61.4 %

Investor Presentation
May 2023

1) See previous slide for Reconciliation of Operating Income (Loss) to Adjusted Operating Income
2) See previous slide for Reconciliation of Net Income (Loss) to Adjusted EBITDA

25

Reconciliation of Net Loss to Adjusted Net Income




(Unaudited)

(Dollars in millions)


	Twelve Months Ended
	December 31, 2019
Net loss	$ (306.0)
Adjusted for:	
Income tax benefit	(54.6)
Loss before income taxes	(360.6)
Add:	
Stock based compensation	3.8
Impairment	312.8
Restructuring charges	8.4
Business transformation	9.7
Amortization of intangible assets	14.3
Net impact of step-up in basis of acquired assets	18.1
Change in fair value of warrant liability	(1.4)
Aveda expenses, net	4.1
Adjusted income before income taxes	9.2
Income tax expense at adjusted effective rate	0.2
Adjusted Net Income	$ 9.4

Reconciliation of Net Income (Loss) to Adjusted Net Income and Earnings Per Share to Adjusted Earnings Per Share



(Unaudited)

(Dollars in millions, except share and per share data)

	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
			Trailing Twelve Months Ended			
Net income	$ (18.3)	$ 4.1	$ 13.1	$ 46.8	$ 55.0	$ 56.0
Adjusted for:						
Income tax expense	6.0	(0.2)	2.9	11.5	18.2	26.0
Income before income taxes	(12.3)	3.9	16.0	58.3	73.2	82.0
Add:						
Stock based compensation	5.8	6.0	7.4	6.5	6.3	8.6
Impairment	19.4	15.4	2.0	2.0	2.0	—
Restructuring charges	10.2	9.5	9.1	6.2	1.1	0.3
Business transformation	10.6	8.9	5.6	2.8	2.5	3.1
Impaired lease termination	(2.5)	(2.5)	(2.5)	(2.8)	1.2	1.2
Severance	—	3.6	3.6	4.3	5.0	2.0
Arbitrated decrease in contingent consideration	—	(13.7)	(13.7)	(13.7)	(13.7)	—
Amortization of intangible assets	7.4	7.2	7.1	7.1	6.9	6.9
Debt refinancing related charges	—	—	3.7	3.7	3.7	3.8
Change in fair value of warrant liability	(1.2)	2.1	8.7	2.0	2.4	(1.6)
Aveda expenses, net	13.3	11.3	6.0	3.9	5.4	4.5
Adjusted income before income taxes	50.6	51.7	53.0	80.3	96.0	110.8
Income tax expense at adjusted effective rate	(14.8)	(12.1)	(12.2)	(19.1)	(22.4)	(33.0)
Adjusted Net Income	$ 35.8	$ 39.6	$ 40.8	$ 61.2	$ 73.6	$ 77.8
Net income	$ (18.3)	$ 4.1	$ 13.1	$ 46.8	$ 55.0	$ 56.0
Less Series A preferred dividends	(5.0)	(4.9)	(5.0)	(5.0)	(5.0)	(5.0)
Less Series B preferred dividends	—	—	—	—	—	—
Net income attributable to common stockholders	(23.3)	(0.8)	8.1	41.8	50.0	51.0
Allocation of earnings to non-vested participating restricted stock units	—	—	(0.1)	(0.4)	(0.4)	(0.4)
Numerator for basic EPS - net income available to common stockholders - two class method	$ (23.3)	$ (0.8)	$ 8.0	$ 41.4	$ 49.6	$ 50.6
Effect of dilutive securities:						
Add back Series A preferred dividends	$ —	$ —	$ —	$ —	$ —	$ —
Add back allocation earnings to participating securities	—	—	0.1	0.4	0.4	0.4
Reallocation of earnings to participating securities considering potentially dilutive securities	—	—	(0.1)	(0.4)	(0.4)	(0.4)
Numerator for diluted EPS - net income available to common stockholders - two class method	$ (23.3)	$ (0.8)	$ 8.0	$ 41.4	$ 49.6	$ 50.6

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share (continued)



(Unaudited)
(Dollars in millions, except share and per share data)

	Trailing Twelve Months Ended					
	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Adjusted Net Income	$ 35.8	$ 39.6	$ 40.8	$ 61.2	$ 73.6	$ 77.8
Less Series A preferred dividends	(5.0)	(4.9)	(5.0)	(5.0)	(5.0)	(5.0)
Allocation of earnings to non-vested participating restricted stock units	(0.5)	(0.5)	(0.4)	(0.6)	(0.6)	(0.6)
Numerator for basic EPS - adjusted net income available to common stockholders - two class method	$ 30.3	$ 34.2	$ 35.4	$ 55.6	$ 68.0	$ 72.2
Effect of dilutive securities:						
Add back Series A preferred dividends	$ —	$ —	$ —	$ —	$ 5.0	$ 5.0
Add back allocation earnings to participating securities	0.5	0.5	0.4	0.6	0.6	0.6
Reallocation of earnings to participating securities considering potentially dilutive securities	(0.5)	(0.5)	(0.4)	(0.6)	(0.6)	(0.6)
Numerator for diluted EPS - adjusted net income available to common stockholders - two class method	$ 30.3	$ 34.2	$ 35.4	$ 55.6	$ 73.0	$ 77.2
Basic EPS						
Net income attributable to common stockholders	$ (0.36)	$ (0.01)	$ 0.12	$ 0.64	$ 0.77	$ 0.79
Adjusted Net Income attributable to common stockholders	$ 0.47	$ 0.53	$ 0.55	$ 0.86	$ 1.06	$ 1.13
Diluted EPS						
Net income attributable to common stockholders	$ (0.36)	$ (0.01)	$ 0.12	$ 0.63	$ 0.76	$ 0.77
Adjusted Net Income attributable to common stockholders	$ 0.46	$ 0.52	$ 0.54	$ 0.84	$ 1.02	$ 1.09
Weighted-average common shares outstanding:						
Basic	64,666,158	64,775,275	64,894,694	64,942,051	64,377,232	63,744,456
Diluted	64,666,158	64,775,275	65,525,408	66,118,893	65,708,008	65,409,258
Basic - adjusted	64,666,158	64,775,275	64,894,694	64,942,051	64,377,232	63,744,456
Diluted - adjusted	65,519,231	65,671,246	65,525,408	66,118,893	71,360,181	71,061,431

Reconciliation of Net Income to Adjusted Net Income, Pro forma Net Income to Pro forma Adjusted Net Income, Earnings Per Share to Adjusted Earnings Per Share, and Pro forma EPS to Pro forma Adjusted EPS



(Unaudited)

(Dollars in millions, except share and per share data)

	Trailing Twelve Months Ended					Pro forma
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	March 31, 2023[1][2]
Net income	$ 76.3	$ 58.7	$ 50.4	$ 50.2	$ 37.7	$ 38.3
Adjusted for:						
Income tax expense	30.2	27.2	28.4	19.6	16.6	17.1
Income before income taxes	106.5	85.9	78.8	69.8	54.3	55.4
Add:						
Stock based compensation	10.4	11.8	12.1	11.5	12.4	12.4
Impairment	—	7.8	7.8	9.4	9.4	9.4
Restructuring charges	0.8	1.4	2.1	2.4	2.8	2.8
Business transformation	5.4	8.0	8.0	10.6	11.1	11.1
Impaired lease termination	1.2	1.5	—	—	—	—
Severance	2.0	1.7	4.8	4.7	4.8	4.8
Acquisition-related transaction expenses	1.4	3.3	3.7	3.8	2.8	2.8
Amortization of intangible assets	7.0	6.9	7.0	6.9	6.7	6.7
Change in fair value of warrant liability	(11.9)	(4.1)	(7.5)	(4.7)	—	—
Aveda expenses, net	4.9	5.2	6.3	2.0	1.3	1.3
Adjusted income before income taxes	127.7	129.4	123.1	116.4	105.6	106.7
Income tax expense at adjusted effective rate	(37.3)	(39.2)	(38.9)	(29.7)	(27.5)	(27.8)
Adjusted Net Income	$ 90.4	$ 90.2	$ 84.2	$ 86.7	$ 78.1	$ 78.9
Net income	$ 76.3	$ 58.7	$ 50.4	$ 50.2	$ 37.7	$ 38.3
Less Series A preferred dividends	(5.0)	(5.0)	(5.0)	(5.0)	(5.0)	(5.0)
Less Series B preferred dividends	—	—	—	(0.7)	(2.3)	(3.3)
Net income attributable to common stockholders	71.3	53.7	45.4	44.5	30.4	30.0
Allocation of earnings to non-vested participating restricted stock units	(0.6)	(0.5)	(0.1)	(0.1)	(0.1)	(0.1)
Numerator for basic EPS - net income available to common stockholders - two class method	$ 70.7	$ 53.2	$ 45.3	$ 44.4	$ 30.3	$ 29.9
Effect of dilutive securities:						
Add back Series A preferred dividends	$ 5.0	$ —	$ —	$ —	$ —	$ —
Add back allocation earnings to participating securities	0.6	0.5	0.1	0.1	0.1	0.1
Reallocation of earnings to participating securities considering potentially dilutive securities	(0.6)	(0.5)	(0.1)	(0.1)	—	(0.1)
Numerator for diluted EPS - net income available to common stockholders - two class method	$ 75.7	$ 53.2	$ 45.3	$ 44.4	$ 30.4	$ 29.9

1) Assumes the Series B-1 redemption occurred on January 1, 2022 and the $50.0 million term loan prepayment occurred on December 31, 2022
2) Assumes the Founder's Repurchase occurred on January 1, 2022 and assumes Series B-2 dividend payments occurred through the entire period

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share and Pro forma EPS to Pro forma Adjusted EPS (continued)



(Unaudited)
(Dollars in millions, except share and per share data)

	Trailing Twelve Months Ended					Pro forma
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	March 31, 2023[1][2]
Adjusted Net Income	$ 90.4	$ 90.2	$ 84.2	$ 86.7	$ 78.1	$ 78.9
Less Series A preferred dividends	(5.0)	(5.0)	(5.0)	(5.0)	(5.0)	(5.0)
Less Series B preferred dividends	—	—	—	(0.7)	(2.3)	(3.3)
Allocation of earnings to non-vested participating restricted stock units	(0.8)	(0.8)	(0.2)	(0.2)	(0.1)	(0.1)
Numerator for basic EPS - adjusted net income available to common stockholders - two class method	$ 84.6	$ 84.4	$ 79.0	$ 80.8	$ 70.7	$ 70.5
Effect of dilutive securities:						
Add back Series A preferred dividends	$ 5.0	$ 5.0	$ 5.0	$ 5.0	$ 5.0	$ 5.0
Add back allocation earnings to participating securities	0.8	0.8	0.2	0.2	0.1	0.1
Reallocation of earnings to participating securities considering potentially dilutive securities	(0.7)	(0.8)	(0.2)	(0.2)	(0.1)	(0.1)
Numerator for diluted EPS - adjusted net income available to common stockholders - two class method	$ 89.7	$ 89.4	$ 84.0	$ 85.8	$ 75.7	$ 75.5
Basic EPS						
Net income attributable to common stockholders	$ 1.12	$ 0.85	$ 0.72	$ 0.73	$ 0.54	$ 0.67
Adjusted Net Income attributable to common stockholders	$ 1.34	$ 1.34	$ 0.69	$ 1.34	$ 0.52	$ 0.63
Diluted EPS						
Net income attributable to common stockholders	$ 1.07	$ 0.82	$ 1.25	$ 0.70	$ 1.26	$ 1.57
Adjusted Net Income attributable to common stockholders	$ 1.27	$ 1.26	$ 1.17	$ 1.24	$ 1.18	$ 1.42
Weighted-average common shares outstanding:						
Basic	63,204,692	62,862,487	63,096,734	60,459,451	56,083,315	44,895,082
Diluted	70,895,215	65,181,265	66,003,984	60,459,451	58,640,696	47,452,463
Basic - adjusted	63,204,692	62,862,487	63,096,734	60,459,451	56,083,315	44,895,082
Diluted - adjusted	70,895,215	70,833,438	71,656,157	68,935,675	64,292,869	53,104,636

1) Assumes the Series B-1 redemption occurred on January 1, 2022 and the $50.0 million term loan prepayment occurred on December 31, 2022
2) Assumes the Founder's Repurchase occurred on January 1, 2022 and assumes Series B-2 dividend payments occurred through the entire period

Reconciliation of Return on Equity to Adjusted Return on Equity



(Unaudited)

(Dollars in millions, except DSKE closing stock price)

| | Trailing Twelve Months Ended | | | | | Pro forma |
	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	March 31, 2023	March 31, 2023 [5][6]
Net Income (loss)	$ (306.0)	$ 4.1	$ 56.0	$ 50.2	$ 37.7	$ 38.3
Less Series A preferred dividends	(5.0)	(4.9)	(5.0)	(5.0)	(5.0)	(5.0)
Less Series B preferred dividends	—	—	—	(0.7)	(2.3)	(3.3)
Net income (loss) attributable to common stockholders	$ (311.0)	$ (0.8)	$ 51.0	$ 44.5	$ 30.4	$ 30.0
Adjusted Net Income [1]	$ 9.4	$ 39.6	$ 77.8	$ 86.7	$ 78.1	$ 78.9
Less Series A preferred dividends	(5.0)	(4.9)	(5.0)	(5.0)	(5.0)	(5.0)
Less Series B preferred dividends	—	—	—	(0.7)	(2.3)	(3.3)
Adjusted Net income attributable to common stockholders	$ 4.4	$ 34.7	$ 72.8	$ 81.0	$ 70.8	$ 70.6
DSKE closing stock price	$ 3.16	$ 5.81	$ 10.04	$ 5.69	$ 7.73	$ 7.73
Common stock shares issued and outstanding	64,589,075	65,023,174	62,489,278	45,028,041	45,186,400	45,186,400
Market value of equity [2]	$ 204.1	$ 377.8	$ 627.4	$ 256.2	$ 349.3	$ 349.3
Return on Equity [3]	(152) %	— %	8 %	17 %	9 %	9 %
Adjusted Return on Equity [4]	2 %	9 %	12 %	32 %	20 %	20 %

1) See previous slides for Reconciliation of Net Income to Adjusted Net Income
2) DSKE closing stock price multiplied by Common stock shares issued and outstanding
3) Net income (loss) attributable to common stockholders, divided by market value of equity
4) Adjusted Net income (loss) attributable to common stockholders, divided by market value of equity
5) Assumes the Series B-1 redemption occurred on January 1, 2022 and the $50.0 million term loan prepayment occurred on December 31, 2022
6) Assumes the Founder's Repurchase occurred on January 1, 2022 and assumes Series B-2 dividend payments occurred through the entire period

Reconciliation of Net Cash Provided by Operating Activities (NCPOA) to Free Cash Flow and NCPOA to Free Cash Flow Yield



(Unaudited)
(In millions)

	Trailing Twelve Months Ended March 31, 2023	
Net cash provided by operating activities	$	138.8
Purchases of property and equipment		(42.6)
Proceeds from sale of property and equipment		41.4
Free Cash Flow	$	137.6
Market value of equity[1]	$	349.3
Net Cash Provided by Operating Activities Yield[2]		39.7 %
Free Cash Flow Yield[3]		39.4 %

1) DSKE closing stock price multiplied by common stock shares issued and outstanding as of March 31, 2023
2) Net cash provided by operating activities divided by market value of equity
3) Free Cash Flow divided by market value of equity

Reconciliation of Pro Forma Debt Divided by Pro Forma Net Income to Pro Forma Gross Leverage



(Unaudited)

(Dollars in millions)

		Trailing Twelve Months Ended March 31, 2023
Pro forma debt	$	618.7
Pro forma net income	$	36.6
Adjusted EBITDA[1]	$	232.0
Pro forma debt, divided by pro forma net income		16.90
Pro forma gross leverage[2]		2.67

1) See previous slide for Reconciliation of Net Income to Adjusted EBITDA
2) Pro forma debt, divided by Adjusted EBITDA

Contact Information



Investor Relations

Adrianne D. Griffin

Vice President, Investor Relations and Treasurer

(469) 626-6980

investors@daseke.com

www.Daseke.com